EXHIBIT 5.1

                      May 14, 2002

Abgenix, Inc.
7601 Dumbarton Circle
Fremont, California 94555

RE: REGISTRATION STATEMENT ON FORM S-8

Ladies and Gentlemen:

        I have examined the Registration Statement on Form S-8 to be filed by Abgenix, Inc. (the "Company") with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of four million two hundred thousand (4,200,000) shares of common stock of the Company (the "Shares") for issuance under the Abgenix, Inc. 1999 Nonstatutory Stock Option Plan and the Abgenix, Inc. Canadian Employee Stock Purchase Plan (together, the "Plans"). As legal counsel for the Company, I have examined the proceedings taken and am familiar with the proceedings proposed to be taken by the Company in connection with the sale and issuance of the Shares pursuant to the Plans.

        It is my opinion that, upon completion of the proceedings to be taken prior to the issuance of the Shares pursuant to the Prospectuses constituting part of the Registration Statement on Form S-8 and upon completion of the proceedings being taken to permit such transactions to be carried out in accordance with the securities laws of the various jurisdictions where required, the Shares, when issued and sold in the manner referred to in the Plans and the agreements which accompany the Plans, and in accordance with the Company's Certificate of Incorporation, will be legally and validly issued, fully paid and nonassessable.

        I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of my name wherever appearing in the Registration Statement, and the amendments thereto.

                      Very truly yours,

                      /s/ Susan L. Thorner